# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verano Holdings Corp., CIK 0001848416
CUSIP: 92338D101
Title of class of securities: Class A Subordinate Voting Shares, no par value
Address of issuer's principal executive offices: 224 W Hill Street, Suite 400, Chicago, Illinois (IL), 60610
Date of event which requires filing of this statement: 12/31/2022
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001107310

## Reporting persons
- Eminence Capital, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,462,186; sole dispositive power 0; shared dispositive power 19,462,186; aggregate amount beneficially owned 19,462,186 (6% of the class)
  Comment: The information set forth on this cover page reflects information as of December 31, 2022. As of the following dates, such Reporting Person may have been deemed to beneficially own the referenced number of Class A Shares, representing the referenced percentage of the outstanding Class A Shares at such time: May 30, 2023 (36,092,183, representing 10.5%); December 31, 2023 (38,965,427, representing 11.3%); September 30, 2024 (41,431,627, representing 12.0%); December 31, 2024 (41,431,627, representing 11.6%).
- Ricky C. Sandler: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 14,600; shared voting power 19,462,186; sole dispositive power 14,600; shared dispositive power 19,462,186; aggregate amount beneficially owned 19,476,786 (6% of the class)
  Comment: The information set forth on this cover page reflects information as of December 31, 2022. As of the following dates, such Reporting Person may have been deemed to beneficially own the referenced number of Class A Shares, representing the referenced percentage of the outstanding Class A Shares at such time: May 30, 2023 (36,106,783, including sole voting and dispositive power with respect to 14,600 Class A Shares directly owned by an account over which Mr. Sandler had investment discretion, representing 10.5%); December 31, 2023 (38,980,027, including sole voting and dispositive power with respect to 14,600 Class A Shares directly owned by an account over which Mr. Sandler had investment discretion, representing 11.3%); September 30, 2024 (41,431,627, representing 12.0%); December 31, 2024 (41,431,627, representing 11.6%).

## Item 1. Issuer
Name of issuer: Verano Holdings Corp.
Address of issuer's principal executive offices: 224 W Hill Street, Suite 400, Chicago, Illinois 60610

## Item 2. Person Filing
Name of person filing:
This statement is filed by Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital") and Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler," and together with Eminence Capital, the "Reporting Persons").

Eminence Capital serves as the management company or investment adviser to, and may be deemed to have shared voting and dispositive power over the Class A Subordinate Voting Shares, no par value (the "Class A Shares") of Verano Holdings Corp., a British Columbia, Canada corporation (the "Company") held by various investment funds (the "Eminence Funds") and a separately managed account (the "Eminence SMA," and together with the Eminence Funds, the "Eminence Funds and SMA") under its management and control. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and may be deemed to have (or have had) (i) shared voting and dispositive power with respect to the Class A Shares held by the Eminence Funds and SMA and (ii) sole voting and dispositive power with respect to the Class A Shares directly owned by an account over which Mr. Sandler had investment discretion.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business and principal office of Eminence Capital is 399 Park Avenue, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 399 Park Avenue, 25th Floor, New York, NY 10022.
Citizenship: Eminence Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Sandler is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G (i) as of December 31, 2022 is calculated based upon an aggregate of 326,558,658 Class A Shares outstanding, which is the sum of (w) 324,317,749 Class A Shares outstanding as of November 11, 2022, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022, (x) 630,164 Class A Shares issued by the Company on November 15, 2022 as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2022, (y) 619,963 Class A Shares issued by the Company on December 20, 2022 as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2022 and (z) 990,782 Class A Shares issued by the Company on December 28, 2022 as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2022, (ii) as of May 30, 2023 is calculated based upon an aggregate of 342,527,887 Class A Shares outstanding as of May 8, 2023, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023, (iii) as of December 31, 2023 is calculated based upon an aggregate of 343,529,456 Class A Shares outstanding as of November 6, 2023, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 8, 2023, (iv) as of September 30, 2024 is calculated based upon an aggregate of 346,417,144 Class A Shares outstanding as of August 5, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 7, 2024 and (v) as of December 31, 2024 is calculated based upon an aggregate of 356,925,414 Class A Shares outstanding as of November 5, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
Percent of class: 6.0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No person other than the Reporting Persons and the Eminence Funds and SMA is, and with respect to the related account described in Item 2(a) were, known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares held by the Eminence Funds and SMA.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Eminence Capital, LP: /s/ Ricky C. Sandler, Ricky C. Sandler, Chief Executive Officer (02/14/2025)
- Ricky C. Sandler: /s/ Ricky C. Sandler, Ricky C. Sandler, Individually (02/14/2025)